April 5, 2013

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D. C. 20549-7010

Re:	Hovnanian Enterprises, Inc.
Form 10-K for the Year Ended October 31, 2012
Filed December 20, 2012
Filed No. 1-8551

Dear Mr. Decker:

We have prepared the following in response to your comment letter dated March 7, 2013 with respect to the following:

Hovnanian Enterprises, Inc. (the “Company”)
Form 10-K for the year ended October 31, 2012 (the “10-K”)
File Number: 1-8551

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any additional disclosures or other revisions to our current disclosure proposed in our responses to your comments will be included in future filings, including our interim filings, if applicable.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,

/s/ Brad G. O’Connor

Brad G. O’Connor
Vice President, Chief Accounting Officer and Corporate Controller

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response

Where our responses to the comments below involve additional disclosures or other revisions to our disclosures, we have included our planned revised disclosures in our responses. These revised disclosures, adjusted for any subsequent events or other changes in circumstances, will be included in our future filings, including our interim filings, if applicable.

Backlog, page 9

2.
Please present your backlog information excluding unconsolidated joint ventures. In this regard we note that your current presentation includes sales values that will not be reflected as revenues in your financial statements.

Response

We respectfully refer the Staff to the table on page 42 in Part I, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which table provides detailed information on the Company’s backlog excluding unconsolidated joint ventures.  In future filings, the Company will include backlog data excluding unconsolidated joint ventures in its discussion of backlog in Part I, Item 1, “Business” or include a specific cross-reference to such data in the table in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 6. Selected Financial Data, page 22

3.
It appears that the line item titled “expenses” in your table on page 23 does not include inventory impairment and land option write-off charges which are shown separately in the line below. Therefore, the line item, as currently presented represents a non-GAAP measure. Please revise your description of this line item to clearly indicate that it excludes inventory impairment loss and land option write-offs. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Response

We appreciate the Staff’s comment and, in order to have the table be more transparent as to what is included in the Expenses line item, we will revise the table in future filings to title the expenses line item as “Expenses excluding inventory impairment loss, land option write-offs, goodwill and intangible amortization and impairment” and also add a new line item for total expenses, which will sum the “Expenses excluding inventory impairment loss, land option write-offs, goodwill and intangible amortization and impairment” line item, the “Inventory impairment loss and land option write-offs” line item and the “Goodwill and intangible amortization and impairment” line item.  The proposed revised version of the table is provided below:

	Year Ended
Summary Consolidated Statements of Operations Data (In thousands, Except Per Share Data)	October 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008
Revenues	$1,485,353	$1,134,907	$1,371,842	$1,596,290	$3,308,111
Expenses excluding inventory impairment loss, land option write-offs, goodwill and intangible amortization and impairment	1,550,406	1,323,316	1,557,428	1,972,978	3,692,556
Inventory impairment loss and land option write-offs	12,530	101,749	135,699	659,475	710,120
Goodwill and intangible amortization and impairment	-	-	-	-	36,883
Total Expenses	1,562,936	1,425,065	1,693,127	2,632,453	4,439,559
(Loss) gain on extinguishment of debt	(29,066)	7,528	25,047	410,185	-
Gain (loss) from unconsolidated joint ventures	5,401	(8,958)	956	(46,041)	(36,600)
Loss before income taxes	(101,248)	(291,588)	(295,282)	(672,019)	(1,168,048)
State and federal (benefit) income tax provision	(35,051)	(5,501)	(297,870)	44,693	(43,458)
Net (loss) income	(66,197)	(286,087)	2,588	(716,712)	(1,124,590)
Less: preferred stock dividends	-	-	-	-	-
Net (loss) income available to common stockholders	$(66,197)	$(286,087)	$2,588	$(716,712)	$(1,124,590)
Per share data:
Basic:
(Loss) income per common share	$(0.52)	$(2.85)	$0.03	$(9.16)	$(16.04)
Weighted-average number of common shares outstanding	126,350	100,444	78,691	78,238	70,131
Assuming dilution:
(Loss) income per common share	$(0.52)	$(2.85)	$0.03	$(9.16)	$(16.04)
Weighted-average number of common shares outstanding	126,350	100,444	79,683	78,238	70,131

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 24

Inventories, page 25

4.
We note the assessment of communities for indication of impairment is performed quarterly, primarily by completing detailed budgets for all of your communities and identifying those communities with a projected operating loss for any projected fiscal year or for the entire projected community life. For those communities with projected losses, you estimate the remaining undiscounted future cash flows and compare those to the carrying value of the community, to determine if the carrying value of the asset is recoverable. In order to provide readers with an understanding of your inventory that may be at risk of impairment please revise both your annual and interim critical accounting policy disclosures to:

•	Quantify the number of communities you analyzed for impairment as of each balance sheet date presented;

•	Of the communities analyzed for impairment, quantify both the number of communities with projected operating losses and the aggregate carrying value of those communities; and

•
For those communities for which you estimated the remaining undiscounted future cash flows, quantify both the number of communities for which the remaining undiscounted cash flows are not substantially in excess of the carrying value of the community and disclose the aggregate carrying value of those communities.

Response

We appreciate the Staff’s comment and, in order to have more complete disclosure of the impairment assessment of our communities, in future annual and interim filings, we will add to the disclosure in the Notes to our Consolidated Financial Statements the number of communities analyzed for indication of impairment, the number of communities with impairment indicators that required impairment calculations and their aggregate carrying value, and the number of communities for which the remaining undiscounted cash flows were not substantially in excess of their carrying values and the aggregate carrying value of those communities.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

The revised disclosure (added text underlined) to Note 13 to our Consolidated Financial Statements is as follows (please note that in our future filings, we will present the underlined disclosure for each balance sheet date presented):

“We record impairment losses on inventories related to communities under development and held for future development when events and circumstances indicate that they may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their related carrying amounts. If the expected undiscounted cash flows are less than the carrying amount, then the community is written down to its fair value. We estimate the fair value of each impaired community by determining the present value of the estimated future cash flows at a discount rate commensurate with the risk of the respective community. For the year ended October 31, 2012, our discount rates used for the impairments recorded ranged from 16.8% to 18.5%.  Should the estimates or expectations used in determining cash flows or fair value decrease or differ from current estimates in the future, we may be required to recognize additional impairments. During the year ended October 31, 2012, we evaluated inventories of all 331 communities under development and held for future development for impairment indicators through preparation and review of detailed budgets or other market indicators of impairment. We performed detailed impairment calculations for 54 of those communities (i.e., those with a projected operating loss or other impairment indicators) with an aggregate carrying value of $77.7 million.  As impairment indicators are assessed on a quarterly basis, some of the communities evaluated during the fiscal year ended October 31, 2012 were evaluated in more than one quarterly period.  Of those communities tested for impairment, 17 communities with an aggregate carrying value of $31.6 million had undiscounted future cash flows that only exceeded the carrying amount by less than 20%.  As a result of our impairment analysis, we recorded impairment losses, which are included in the Consolidated Statements of Operations and deducted from inventory, of $9.8 million, $77.5 million, and $122.5 million for the years ended October 31, 2012, 2011, and 2010, respectively.”

Results of Operations, page 39

4.
With reference to your cost of sales and gross margin information on page 43, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Response

In response to the Staff’s comment, we will include disclosure in our future filings of the amount of the valuation adjustment reversed in gross margin in the period and the impact that reversal had on gross margin percentage for the periods presented.

The additional disclosure for our future filings is as follows:

“For the years ended October 31, 2012, 2011 and 2010, gross margin was favorably impacted by the reversal of prior period inventory impairments of $75.7 million, $91.8 million and $168.6 million, respectively, which represented 5.4%, 8.6% and 12.7%, respectively, of sales of homes revenue.”

Homebuilding Operations by Segment, page 46

5.
In the interest of transparency to investors, please revise to also explain that reasons for material changes in your contract cancellation rates between periods presented. For example, although your Northeast division was able to generate more revenue on an increased number of home deliveries, it also experienced a 45% increase in its contract cancellation rate which increased from 18% in fiscal 2011 to 26% in 2012.

Response

We respectfully refer the Staff to its comment number 2 in its letter dated May 30, 2008, in which the Staff requested that we consider additional disclosures that would convey to investors the risks related to recoverability of our homebuilding assets as well as the risk that additional charges may be recorded to help investors evaluate impairments and specifically to consider whether segment contract cancellation data would be meaningful in this regard.  In response to the Staff’s request (as provided in our response letter dated June 5, 2008), we considered ways to provide additional quantitative disclosures for investors in light of the then existing market conditions and informed the Staff that we would include contract cancellation percentages by segment. At that time, industry conditions were such that cancellation rates in homebuilding markets generally were unusually high, and we believed that providing cancellation rates by segment would provide investors with an indication of which markets were experiencing greater turmoil.  Our homebuilding markets now reflect more stabilized conditions, and our cancellation rates as a whole are more typical of what we believe to be more normalized levels (as presented in the table on page 42 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).  Accordingly, we no longer view contract cancellation rates by segment to be meaningful information for investors.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

In addition, even if we were to continue to provide segment cancellation data, there is little additional information we could include about the underlying reasons for changes in cancellation rates other than that they show a general indication of the health of a particular market (which was the initial reason for the including the disclosure) and whether or not the rate experienced falls within what we would consider to be a normal level (disclosure we already include on a Company-wide basis).

Therefore, to avoid confusion about the informative value of segment level cancellation rates and in light of current industry conditions, we will remove such segment data from future filings but will continue to include the table on Company-wide cancellation rates and the discussion of those rates in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.  At such time, if any, that segment cancellation rates become meaningful, we will again provide such data.

Note 3 - Summary of Significant Accounting Policies, page 72

Inventories, page 73

6.
During fiscal 2012, you entered into a land banking arrangement with GSO Capital Partners LP (“GSO”). You sold a portfolio of your land parcels to GSO, and GSO provided you an option to purchase back finished lots on a quarterly basis. For accounting purposes, you considered this transaction a financing rather than a sale. For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received. We also see from your Consolidated Statements of Cash Flows you recorded deferred financing costs related to this arrangement. With reference to the authoritative literature you relied on, please tell us supplementally and revise your disclosures to clarify how you accounted for this transaction.

Response

As noted in the disclosure on page 74 of the 10-K, we sold the portfolio of land to GSO with an option to purchase back finished lots on a quarterly basis.

We supplementally inform the Staff that Property, Plant and Equipment – Real Estate Sales guidance provided by ASC 360-20-40-5 states, “Profit on real estate transactions shall not be recognized by the full accrual method until all of the following criteria are met: (a) a sale is consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) the seller’s receivable is not subject to future subordination; and (d) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.”

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

With respect to the sale of property to GSO, the sale meets the criteria of (a), (b) and (c) above, however criterion (d) is not met because of our option to repurchase the property sold to GSO, as prescribed in ASC 360-20-40-38, which states, “If the seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale.”  Given the terms of this transaction and the accounting guidance noted above, we concluded that this transaction should be treated for accounting purposes as a financing transaction.  Because the accounting guidance calls for this transaction to be treated as a financing transaction, the costs associated with the transaction were recorded as deferred financing costs and are being recognized over the life of the financing.

In future filings, we will revise our disclosure to reference the accounting literature as follows (added text underlined):

“During fiscal 2012, we entered into a land banking arrangement with GSO Capital Partners LP (“GSO”).  We sold a portfolio of our land parcels to GSO, and GSO provided us an option to purchase back finished lots on a quarterly basis.  Because of our option to repurchase these parcels, for accounting purposes, in accordance with ASC 360-20-40-38, this transaction is considered a financing rather than a sale.  For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received.”

Post Development Completion and Warranty Costs, page 77

7.
You estimate and accrue warranty costs as part of cost of sales for repair costs under $5,000 per occurrence to homes, community amenities and land development infrastructure. You also accrue for warranty costs over $5,000 per occurrence as part of your general liability insurance deductible as selling, general, and administrative costs. Please explain your basis for recording warranty costs in excess of $5,000 in selling, general and administrative costs.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Response

We advise the Staff that our disclosure highlights that we have two distinct types of liabilities related to warranty or construction defects, depending on whether or not the warranty or construction defect is covered under our general liability and construction defect insurance policy.  Warranty that does not fall under the insurance policy, typically lower cost related issues or issues that occur within the first year or two of delivering a home, is accounted for as a cost of selling the home and included in cost of sales.  However, general liability and construction defect insurance premiums are an administrative expense and we believe the corresponding costs related to the deductibles under this policy should be recorded to the same expense category as the premium expense.  If the premium expense and the corresponding expense related to the reserves under the insurance policy are not both recorded in administrative expenses, then from year to year, if the deductible under the insurance policy changes, the amount recorded in administrative expense could vary greatly solely dependent upon the insurance policy terms, while the total cost of that insurance (premium plus retained estimated losses under the deductible) is more similar from year to year.

Allowance for Doubtful Accounts, page 78

8.
We note that at October 31, 2012 your balance for allowance for doubtful accounts of $8.2 million was primarily related to the allowance for receivables from your insurance carriers for certain warranty claims which may not be fully recoverable, allowances for receivables from municipalities and an allowance for a receivable related to a legal settlement. Please quantify the amount of receivables from insurance carriers and legal settlements as of October 31, 2012 and 2011 and with reference to ASC 450-30, please address the appropriateness of recognizing these receivables.

Response

We inform the Staff that the receivables from insurance carriers at October 31, 2012 and 2011 were $10.9 million and $4.5 million, respectively, with related allowances of $3.0 million and $0, respectively, while the legal receivable for both fiscal 2012 and 2011 noted in our disclosure was for $1.8 million with an allowance for the full amount.

We further inform the Staff that the receivables from insurance carriers, net of the allowance, if any, is recognizable because it is related to specific claims for construction defects, where we have already performed the required work to resolve the claim and are awaiting reimbursement for those specific claims from the insurance carriers.  The likelihood of receiving these insurance recoveries is probable based on our past history of submitting similar claims under these insurance policies, and we are only receiving amounts to reimburse our costs incurred.  Because there is no additional amount being received above the costs we have incurred, these insurance reimbursements are not gain contingencies under ASC 450-30.  The reason for the allowance for the 2012 amount was due to an insurance carrier ceasing to write construction defect policies for the homebuilding industry and changing their posture in reviewing and reimbursing claims, thereby creating uncertainty for the collection of a portion of the insurance receivable.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

We also inform the Staff that the legal receivable for fiscal 2012 and 2011 related to an infrastructure reimbursement receivable due to infrastructure improvements we made with respect to a community that also benefitted contiguous properties, which reimbursement would be paid to us in the event another developer seeks approval from a municipality to begin development on those contiguous properties.  We fully reserved that receivable because the market for new homes in the location of this community is weak and prospects for development are unclear, making the realization of the receivable uncertain at the time.

Per Share Calculation, page 79

9.
We note that you have included 8.8 million shares related to Purchase Contracts which are issuable in the future with no additional cash required to be paid by the holder thereof in your basic weighted-average number of shares outstanding. Please expand your disclosure to clarify, if true, that there are no circumstances under which those shares will not be issued. Refer to ASC 260-10-45-12 and 45-13.

Response

Under the terms of the Purchase Contracts (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity” and in Note 10 to the Consolidated Financial Statements), unless settled earlier, on February 15, 2014 (subject to postponement under certain circumstances), each Purchase Contract will automatically settle and we will deliver a number of shares of Class A Common Stock based on the applicable market value, as defined in the purchase contract agreement, which will be between 4.7655 shares (the “minimum settlement rate”) and 5.8140 shares (the “maximum settlement rate”) per Purchase Contract (in each case, subject to customary anti-dilution adjustments, none of which have occurred to date).  If settled early by the holder or, in certain circumstances, by us, we will deliver a number of shares of Class A Common Stock equal to the minimum settlement rate.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

We advise the Staff that, under all circumstances, a number of shares per Purchase Contract equal to the minimum settlement rate will be issued, other than in the event of our bankruptcy.  We further advise the Staff that the 8.8 million shares related to the Purchase Contracts included in our basic weighted-average number of common shares outstanding for the twelve months ended October 31, 2012 was calculated using only the minimum settlement rate.

In future filings, we will revise our disclosure as follows (added text underlined and to immediately follow the sentence stating how many shares are included in the calculation):

“This number of shares represents the minimum number of shares that will, under all circumstances, be issuable upon settlement of the Purchase Contracts.  As discussed below in Note 10, the actual number of shares of Class A Common Stock we may issue upon settlement of the Purchase Contracts will be between 4.7655 shares (which is the minimum settlement rate) and 5.8140 shares (which is the maximum settlement rate) per Purchase Contract (in each case, subject to customary anti-dilution adjustments) based on the applicable market value, as defined in the purchase contract agreement governing the Purchase Contracts, of our Class A Common Stock.”

Note 9 - Senior Secured, Senior, Senior Amortizing, Senior Exchangeable and Senior Subordinate Amortizing Notes, page 83

10.
With reference to the guidance set forth in ASC 470, please expand your disclosures to clarify why the November 1, 2011 K. Hovnanian debt exchange discussed on the bottom of page 85 was accounted for as a troubled debt restructuring.

Response

In accordance with ASC 470-60, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” in determining whether the November 1, 2011 debt exchange should be treated as a troubled debt restructuring two criteria must be considered.  First, has the creditor granted a concession?  In this case, holders of the debt that was exchanged did grant a concession in the form of extended maturity dates and a reduction in interest rates, based upon a weighted average of the senior notes exchanged and a weighted average of the new issuances, by 442 bps as a result of the exchange.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

The second criteria to consider is whether the company was experiencing financial difficulty.  ASC 470-60 provides the following criteria to consider when making this assessment:
•	The debtor is currently in default;
•	The debtor has declared or in the process of declaring bankruptcy;
•	There is significant doubt as to whether the debtor will continue to be a going concern;
•	The debtor has securities that have been delisted;
•
Based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity; and

•
Absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.

At the time of the transaction, we determined that, while the first four criteria were not met, the last two criteria were met and, therefore, the Company was experiencing financial difficulty.  As a result of the concessions granted by the creditors and the conclusion that the Company was experiencing financial difficulty, we concluded that, under ASC 470-60, the transaction should be treated as a troubled debt restructuring.

In future filings in which this exchange is discussed, we will revise our disclosure as follows (added text underlined):

“Due to the then existing financial condition of K. Hovnanian as determined in accordance with ASC 470-60 and, because the holders of the senior notes that exchanged such notes for 2021 Notes granted K. Hovnanian a concession in the form of extended maturities and reduced interest rates, the accounting for the debt exchange was treated as a troubled debt restructuring.”

Note 17 - Warranty Costs

11.
We note that you introduced an owner controlled insurance program for certain of your subcontractors whereby the subcontractors pay you an insurance premium based on the value of their services and you absorb the liability associated with their work on your homes as part of your overall general liability insurance. Please (i) quantify the amount of premiums received from your subcontractors, (ii) disclose how you account for the receipt of premiums and your basis for that accounting; and (iii) quantify the related liability you absorbed associated with their work.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Response

For the fiscal years ended October 31, 2012 and 2011 we received $2.1 million and $1.7 million, respectively, from subcontractors related to the owner controlled insurance program.  We collect these amounts by withholding 1% to 3% of the amounts we would otherwise owe subcontractors for their work on our homes, as per the terms of our agreements with subcontractors that have inadequate insurance of their own.  We do not absorb any additional liability associated with their work as our existing general liability and construction defect insurance policy and related reserves for amounts under our deductible covers construction defects regardless of whether we or our subcontractors are responsible for the defect.  As such, the premiums collected from the sub-contractors are effectively a reduction in the cost of the labor they provide; therefore, we record these premiums as a reduction to inventory.

In future filings, we will revise our disclosure as follows (added text underlined):

“We have been advised that a significant number of our subcontractors and suppliers have also had difficulty obtaining insurance that also provides us coverage.  As a result, we introduced an owner controlled insurance program for certain of our subcontractors, whereby the subcontractors pay us an insurance premium (through a reduction of amounts we would otherwise owe such subcontractors for their work on our homes) based on the value of their services, and we absorb (at no additional cost to us) the liability associated with their work on our homes as part of our overall general liability insurance.  For the fiscal years ended October 31, 2012 and 2011, we received $2.1 million and $1.7 million, respectively, from subcontractors related to the owner controlled insurance program, which we accounted for as a reduction to inventory.”

12.	Please separately present (i) warranties issued during the period, (ii) adjustments to pre-existing warranties from changes in estimates and (iii) payments made during the period.

Response

In response to the Staff’s comment, we will revise the warranty table in Note 17 in future filings as follows:

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

	Year Ended October 31,
(In Thousands)	2012	2011
Balance, beginning of year	$123,865	$125,268
Additions to reserves from new home deliveries	30,947	30,569
Charges incurred during year	(33,663)	(38,252)
Changes to preexisting reserves		6,280
Balance, end of year	$121,149	$123,865

Note 20 - Investments in Unconsolidated Homebuilding and Land Development Joint Ventures,  page 102

13.
We note that you entered into a joint venture agreement to acquire a portfolio of homebuilding projects, including land you previously owned in the consolidated group. You sold the land you owned to the joint venture for net proceeds of $36.1 million, which was equal to your basis in the land at that time, and recorded an investment in unconsolidated joint ventures of $19.7 million. During the three months ended April 30, 2011, you expanded this joint venture, selling additional land you owned to the joint venture for net proceeds of $27.2 million, which was equal to your book value in the land at that time, and recorded an additional investment of $11.4 million in the venture. Please clarify how you accounted for these transactions and identify the authoritative literature you relied on.

Response

We advise the Staff that we accounted for these transactions in accordance with ASC 360-20 Property, Plant and Equipment – Real Estate Sales.  Based on ASC 360-20-40-5, which provides that “Profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met: (1) a sale is consummated, (2) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property, (3) the seller’s receivable is not subject to future subordination and (4) the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.”

In accordance with the ASC guidance discussed above and below, profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.  Although the sale to the joint venture met each of the four criteria noted above, it was a sale to a buyer in which we have an equity interest, therefore it is considered a partial sale under ASC 360-20-40-46 and 47.  That guidance states the following: “A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if all of the following conditions are met: (1) the buyer is independent of the seller, (2) collection of the sales price is reasonably assured, and (3) the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.”

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Although this transaction met criteria (2) and (3), it did not meet the first criteria as we have an equity interest in the buyer.  Therefore, we had to consider the following under ASC 360-20-40-47: “If the buyer is not independent of the seller, for example, if the seller holds or acquires an equity interest in the buyer, the seller shall recognize the part of the profit proportionate to the outside interests in the buyer at the date of sale. If the seller controls the buyer, no profit on the sale shall be recognized until it is realized from transactions with outside parties through sale or operations of the property.”

As stated above, we have an equity interest in the buyer, however, because the property sold to the joint venture was purchased by it for book value, there was no proportionate gain or loss for us to recognize.  The land was derecognized from the balance sheet in accordance with ASC 360-20-40, and we recorded an equity investment in the joint venture for our share of the interest in the entity.

14.
Please clarify what consideration you gave to your land development joint venture partner for the transfer of its interest in the venture to you as well as how you accounted for this transfer. Refer to the authoritative literature you relied on.

Response

We advise the Staff that, prior to the transaction discussed below, we had an equity method investment in a joint venture, which was accounted for under ASC 323, Investments/Equity Method and Joint Ventures.  Due to the declining homebuilding market, the value of the land owned by this joint venture declined to a value equal to or less than the outstanding note payable on such land, thus leaving no value for the equity partners and the expectation that the bank would foreclose on the land owned by the joint venture.  Therefore, in accordance with ASC 323-10-35-31, we concluded that an other than temporary loss in the investment had occurred and we wrote off our equity method investment to zero.  During our fiscal year ended October 31, 2011, given the decline in value, the joint venture partner elected to exit the joint venture for no consideration from us, leaving us with 100% ownership of the entity.  In accordance with ASC 810-10,  Real Estate – General – Consolidation, we consolidated the balance sheet of this entity at that time.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

Note 22. Financial Information of Subsidiary Issuer and Subsidiary Guarantors, page 108

15.
Please confirm, and if true, revise your disclosure to indicate, that all the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.”

Response

We hereby confirm that all of the subsidiary guarantors for which the consolidating condensed financial statements are presented are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X and will so state in our future filings.

16.
Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3- 10(i)(9) of Regulation S-X.

Response

The Company advises the Staff that there are no significant restrictions on the ability of Parent or any other Subsidiary Guarantor to obtain funds from the Guarantor Subsidiaries by the payment of dividends or loans.

17.	With reference to the instructions for preparation of condensed consolidating financial information set forth in Rule 3-10(i) of Regulation S-X, please address the following comments:

•
Please confirm that your Parent’s Investments in consolidated subsidiaries represents the parent company’s investment in all its subsidiaries under the equity method of accounting. With reference to the Stockholders’ (deficit) equity amounts presented in your Issuer Subsidiary, Guarantor Subsidiary and Nonguarantor Subsidiary columns please reconcile such amounts to Parent’s Investment in consolidated subsidiaries of $25,000 as of October 31, 2012 and $(467 million) as of October 31, 2011. Please also address this comment as it relates to your Parent’s Equity in (loss) income from subsidiaries; and

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

•
Clarify the nature of the Investment in consolidated subsidiaries reflected in your Guarantor Subsidiary and Nonguarantor Subsidiary columns. Clarify why there does not appear to be Equity in loss (income) from subsidiaries related to these investments in the respective Consolidating Condensed Statement of Operations.

Response

We confirm that the Parent’s Investments in consolidated subsidiaries represents the parent company’s investment in all its consolidated subsidiaries under the equity method of accounting.  However, the reason the Staff is unable to determine that from the review of the Consolidating Condensed Financial Statements is twofold.  First, the Consolidating Condensed Balance Sheet as of October 31, 2011 combined the Investments in consolidated subsidiaries line and intercompany amounts (Amounts due to and from consolidated subsidiaries) in one line item totaling $(467) million.  As a result, the amounts attributable to each of these components are not determinable from the face of the Consolidating Condensed Balance Sheet.  For the October 31, 2012 Consolidating Condensed Balance Sheet, we separated these two line items.  For the Staff’s benefit, the Parent Investment in consolidated subsidiaries was $25 thousand as of October 31, 2011, as shown on the revised version of the Consolidating Condensed Balance Sheet as of October 31, 2011 presented below, which is the same balance that was presented in the October 31, 2012 Consolidating Condensed Balance Sheet in our Form 10-K for the year ended October 31, 2012.  The reason the balance was unchanged despite the $(80.7) million loss from equity in subsidiaries shown on the Consolidating Condensed Statement of Operations for the year ended October 31, 2012, is that we presented the Parent’s loss as funded through Intercompany.  Based on the Staff’s question and our understanding that the approach of the Parent funding the loss in equity in subsidiaries through Intercompany makes it difficult to follow the equity method accounting performed, we will change this approach in future filings and not present the funding of Parent’s loss in equity in subsidiaries through Intercompany.  The revised Consolidating Condensed Balance Sheet as of October 31, 2012 provided below, presents the Parent without the funding through Intercompany and therefore the Investment in consolidating subsidiaries changes from the October 31, 2011 balance of $25 thousand to a credit balance of $80.674 million at October 31, 2012, the difference being the $80.699 million loss in equity in subsidiaries reflected on the Consolidating Condensed Statement of Operations for the year ended October 31, 2012.

In response to the second part of question 17, the Subsidiary Issuer has an investment in one subsidiary in the Guarantor Subsidiaries group, and the investments of the entities comprising the Guarantor Subsidiaries are in the equity of entities in the Nonguarantor Subsidiaries group.  The Staff has correctly pointed out that we did not include Equity in (loss) income from subsidiaries related to the investments held by the Subsidiary Issuer and the Guarantor Subsidiaries in our Consolidating Condensed Statement of Operations.  In the below revised Consolidating Condensed Statement of Operations for the Twelve Months Ended October 31, 2012, we have corrected this by showing the Equity in (loss) income from subsidiaries in the Subsidiary Issuer and Guarantor Subsidiaries columns.  We also note for the Staff that the revised Consolidating Condensed Balance Sheet as of October 31, 2012 presented below reflects revised Investments in consolidated subsidiaries balances and Stockholders’ (deficit) equity balances for the Subsidiary Issuer and the Guarantor Subsidiaries to properly reflect the impact of this Equity in (loss) income from subsidiaries.

We acknowledge that the revised Consolidating Condensed Balance Sheets for October 31, 2012 and 2011 and the Consolidating Condensed Statement of Operations for October 31, 2012 provided below more accurately reflect the equity method of accounting in each column.  However, we do not believe the changes in the revised disclosure are material to the user of the Hovnanian Enterprises, Inc. Consolidated Financial Statements. The only change to the Parent company was to not reflect the Equity in (loss) income from subsidiaries as funded through Intercompany.  The approach we had previously used was in accordance with equity method accounting, however, we agree that the revised presentation is clearer to the financial statement user.  The change to the Subsidiary Issuer is immaterial reflecting only the impact of the $1.5 million Equity in loss from subsidiaries for its investment in one of the Guarantor Subsidiaries.  Finally, with regards to the Guarantor Subsidiaries Investment in consolidated subsidiaries, Stockholders’ (deficit) equity, and Equity in (loss) income from subsidiaries, the total line items of the Consolidating Condensed Balance Sheets and Statements of Operations are unchanged, as are the sum of the Parent, Subsidiary Issuer, Guarantor Subsidiaries and Eliminations columns, which is the relevant information for the financial statement users interested in the underlying financial results of the Subsidiary Issuer and the Guarantor Subsidiaries, which are the obligors under the senior and senior subordinated notes for which this footnote disclosure is required.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

CONSOLIDATING CONDENSED BALANCE SHEET
OCTOBER 31, 2012
(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations		Consolidated
Assets:
Homebuilding	$6,155	$259,339	$976,836	$277,286	$		$1,519,616
Financial services			23,669	140,965			164,634
Investments in consolidated subsidiaries	(80,674)	13,790	246,467			(179,583)	-
Total assets	$(74,519)	$273,129	$1,246,972	$418,251		$(179,583)	$1,684,250
Liabilities and equity:
Homebuilding	$1,671	$125	$391,628	$61,800	$		$455,224
Financial services			23,070	122,024			145,094
Notes payable		1,561,635	271	489			1,562,395
Income taxes payable	40,551		(33,669)				6,882
Intercompany	368,834	(1,930,998)	1,589,502	(12,759)		(14,579)	-
Stockholders’ (deficit) equity	(485,575)	642,367	(723,830)	246,467		(165,004)	(485,575)
Non-controlling interest in consolidated joint ventures				230			230
Total liabilities and equity	$(74,519)	$273,129	$1,246,972	$418,251		$(179,583)	$1,684,250

CONSOLIDATING CONDENSED BALANCE SHEET
OCTOBER 31, 2011
(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations		Consolidated
Assets:
Homebuilding	$12,756	$200,281	$1,096,594	$207,443	$		$1,517,074
Financial services			4,537	80,569			85,106
Investments in consolidated subsidiaries	25	15,311	207,265			(222,601)	-
Total assets	$12,781	$215,592	$1,308,396	$288,012		$(222,601)	$1,602,180
Liabilities and equity:
Homebuilding	$2,172	$(33)	$355,191	$11,276	$		$368,606
Financial services			4,231	60,015			64,246
Notes payable		1,623,957	144				1,624,101
Income taxes payable	39,716		2,113				41,829
Intercompany	467,587	(2,133,048)	1,656,097	9,364			-
Stockholders’ (deficit) equity	(496,694)	724,716	(709,380)	207,265		(222,601)	(496,694)
Non-controlling interest in consolidated joint ventures				92			92
Total liabilities and equity	$12,781	$215,592	$1,308,396	$288,012		$(222,601)	$1,602,180

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED OCTOBER 31, 2012
(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Homebuilding	$9	$(270)	$1,364,733	$87,124	$(4,978)	$1,446,618
Financial services			8,082	30,653		38,735
Intercompany charges		98,805	(120,094)	(3,590)	24,879
Total revenues	9	98,535	1,252,721	114,187	19,901	1,485,353
Expenses:
Homebuilding	3,030	150,297	1,300,728	79,899	5,334	1,539,288
Financial services	(28)		5,737	17,951	(12)	23,648
Total expenses	3,002	150,297	1,306,465	97,850	5,322	1,562,936
Loss on extinguishment of debt		(29,066)				(29,066)
Income from unconsolidated joint ventures			561	4,840		5,401
(Loss) income before income taxes	(2,993)	(80,828)	(53,183)	21,177	14,579	(101,248)
State and federal income tax (benefit) provision	(17,495)		(17,580)	24		(35,051)
Equity in (loss) income from subsidiaries	(80,699)	(1,521)	21,153		61,067
Net (loss) income	$(66,197)	$(82,349)	$(14,450)	$21,153	$75,646	$(66,197)

Upon review of the revised Consolidating Condensed Balance Sheets as of October 31, 2012 and 2011 and the revised  Consolidating Condensed Statement of Operations for the Twelve Months Ended October 31, 2012 presented above, please note that the Parent’s investment in consolidated subsidiaries represents the sum of the Stockholders’ (deficit) equity of the Subsidiary Issuer and the Guarantor Subsidiaries and the Stockholders’ (deficit) equity in the Elimination column in excess of the Investment in consolidated subsidiaries in the Elimination column less the Investment in consolidated subsidiaries of the Subsidiary Issuer because that amount is reflected in the Stockholders’ (deficit) equity of both the Guarantor Subsidiaries and the Subsidiary Issuer columns.  For the Staff’s reference, please also note that the Stockholders’ (deficit) equity of the Nonguarantor Subsidiaries is included in the Stockholders’ (deficit) equity of the Guarantor Subsidiaries through their ownership of the Nonguarantor Subsidiaries.

For the benefit of the Staff, the following tables further demonstrate the proper roll forward of the Investment in consolidated subsidiaries balances and Stockholders’ (deficit) equity balances.  The variance in the Stockholders’ (deficit) equity roll forward for the Parent is related to the issuances of common stock during the fiscal year as well as the impact to equity from stock based compensation transactions as shown on the Hovnanian Enterprises, Inc. and Subsidiaries Consolidated Statements of Equity.  In the first table below, the variance in the Stockholders’ (deficit) equity for the Nonguarantor Subsidiaries is from the investment in a new Nonguarantor Subsidiary during the year by a Guarantor Subsidiary.  The offset to this is the only variance in the roll forward of the Investment accounts in the second table below.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 5, 2013

(In Thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
10/31/11 Stockholders' (deficit) equity per the revised footnote above	$(496,694)	$724,716	$(709,380)	$207,265	$(222,601)	$(496,694)
2012 Net (loss) Income per the revised footnote above	(66,197)	(82,349)	(14,450)	21,153	75,646	(66,197)
Calculated 10/31/2012 Stockholders' (deficit) equity	(562,891)	642,367	(723,830)	228,418	(146,955)	(562,891)
10/31/12 Stockholders' (deficit) equity per the revised footnote above	(485,575)	642,367	(723,830)	246,467	(165,004)	(485,575)
Variance	$(77,316)	$-	$-	$(18,049)	$18,049	$(77,316)

(In Thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
10/31/11 Investments in consolidated subsidiaries per the revised footnote above	$25	$15,311	$207,265	$-	$(222,601)	$-
2012 Equity in (loss) income from subsidiaries per the revised footnote above	(80,699)	(1,521)	21,153	-	61,067	-
Calculated 10/31/12 Investments in consolidated subsidiaries	(80,674)	13,790	228,418	-	(161,534)	-
10/31/12 Investments in consolidated subsidiaries per the revised footnote above	(80,674)	13,790	246,467	-	(179,583)	-
Variance	$-	$-	$(18,049)	$-	$18,049	$-